Exhibit 11

OURPET’S COMPANY AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF NET INCOME (LOSS) PER SHARE

For the years ended December 31, 2008 and December 31, 2007

	2008	2007
Net income (loss)	$(1,728,198)	$186,886
Preferred Stock dividend requirements	(27,720)	(72,600)

Net income (loss) attributable to common stockholders	$(1,755,918)	$114,286

Weighted average number of common and dilutive common equivalent shares outstanding	15,257,050	17,680,760

Net income (loss) per common share	$(0.12)	$0.01